Exhibit 99.1

Lumenis and XIO Proceed to Closing of Merger

YOKNEAM, Israel. – September 21, 2015 (GLOBE NEWSWIRE) – Lumenis Ltd. (NASDAQ: LMNS), the world’s largest energy-based medical company for surgical, ophthalmology and aesthetic applications, and XIO Group jointly announced today that the merger transaction under which XIO Group will acquire Lumenis for $14.00 per share in cash, is expected to close by October 18, 2015.

About XIO Group

XIO Group is a global multi-billion dollar alternative investments firm with offices in London, Hong Kong and Shanghai. The company has a significant amount of committed capital in place for global transactions. The Group seeks to leverage its unique global network to provide growth for portfolio companies.

About Lumenis

Lumenis (Nasdaq:LMNS) is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards. Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. For more information visit: www.lumenis.com.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with the XIO Group and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon our management's current estimates and projections of future results or trends. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers and (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Inquiries, please contact:
Michael Piccinino, CFA
Westwicke Partners, LLC.
443.213.0500
Lumenis@westwicke.com

ADDITIONAL INFORMATION

In connection with the proposed transaction, the Company mailed a proxy statement to its shareholders and furnished a copy thereof to the SEC in a report on Form 6-K. Shareholders of the Company are urged to read the proxy statement because it contains important information about the proposed transaction and related matters. Shareholders are also urged to carefully read the proxy statement and other materials before making any investment decision with respect to the proposed transaction. The proxy statement may be obtained for free at the SEC’s website atwww.sec.gov. In addition, the proxy statement is available, without charge, at the Company’s website at www.lumenis.com